  EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

March 14, 2024

AVINO SILVER & GOLD MINES LTD. FOURTH QUARTER AND YEAR END 2023 FINANCIAL RESULTS

TO BE RELEASED ON WEDNESDAY, MARCH 20, 2024

Avino Silver & Gold Mines Ltd. ("Avino" or the “Company” (ASM: TSX/NYSE American; FSE: GV6") plans to announce its Fourth Quarter and Year End 2023 financial results after the market closes on Wednesday, March 20, 2024.

In addition, the Company will be holding a conference call and webcast on Thursday, March 21, 2024, at 8:00 a.m. PDT (11:00 a.m. EDT).

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Q4 and Year End 2023 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends long term sustainable and profitable mining operations rewarding to shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (Formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.